EXHIBIT 21

Atlas Financial Holdings, Inc.
List of Subsidiaries

Name	State of Jurisdiction/Organization
American Country Insurance Company	Illinois
American Insurance Acquisition Inc.	Delaware
American Service Insurance Company, Inc.	Illinois
Anchor Group Management Inc.	New York
Anchor Holdings Group, Inc.	New York
Gateway Insurance Company	Illinois
Global Liberty Insurance Company of New York	New York
optOn Digital IP Inc.	Delaware
optOn Insurance Agency Inc.	Delaware
Plainview Premium Finance Company, Inc.	Delaware
UBI Holdings Inc.	Delaware